DAVID R. EARHART

469.320.6041

DEARHART@GRAYREED.COM

June 6, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4628

Attention:                                         H. Roger Schwall, Assistant Director

Re:                             Cubic Energy, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 9, 2014

File No. 333-193298

Amendment No. 2 to Form 10-K for Fiscal Year Ended June 30, 2013

Amendment No. 2 to Form 10-Q for Fiscal Quarter Ended

December 30, 2013

Amendment No. 3 to Current Report on Form 8-K

Filed May 9, 2014

File No. 1-34144

Ladies and Gentlemen:

On behalf of Cubic Energy, Inc. (the “Company”), we are responding to the Staff’s comments contained in the Staff’s letter dated May 28, 2014 relating to the referenced filings.  Our responses are set forth below the Staff’s comments.

Amendment No. 2 to Registration Statement on Form S-1

General

Comment 1:  Please update the financial information in your registration statement to comply with Rule 8-08 of Regulation S-X.  Note that this comment applies to both the historical financial statements and the pro forma financial information.  Regarding the pro forma financial information, please note that, to the extent the

Securities and Exchange Commission

June 6, 2014

transactions are already reflected in your historical balance sheet, a pro forma sheet is not required.  See note 2 to Rule 8-01 and Rule 11-02(c)(i) of Regulation S-X.

The financial statements in the registration statement have been updated as requested.

Amendment No. 2 to Form 10-K for the Fiscal Year ended June 30, 2013

Business, page 1

Oil and Gas Reserves, page 9

Productive Wells and Acreage, page 12

Comment 2:  We note you have revised the tabular disclosure in Amendment No. 2 to Form 10-K of your productive wells at June 30, 2013 to include 18 gross and 18 net productive oil wells.  Please reconcile your revised tabular disclosure with the statement on page 12 that “we had no oil wells at June 30, 2013.”  Also reconcile your revised tabular disclosure with the comparable disclosure on page 24 in Amendment No. 2 to Form S-1 of no gross or net productive wells and a total of 64 gross and 13.41 net productive wells.

The referenced table has been corrected to show that the Company had no oil wells as of June 30, 2013.  Subsequent to June 30, 2013, the Company acquired additional wells as a result of the transactions consummated on October 2, 2013.  The referenced tabular disclosure in the Form S-1 has been modified to clarify the productive wells as of the specified dates.

Notes to Financial Statements

Note J-Oil and Gas Reserves Information (Unaudited), page F-29

Comment 3:  We note in response to our prior comment 8 in the letter dated April 8, 2014 that you expanded the disclosure on page F-30 to provide the net quantities of proved undeveloped and proved developed reserves by product type at the beginning and end of the year for each of the periods presented.  However, we re-issue our prior comment relating to the disclosure of the net changes in proved reserves for the periods ending June 30, 2013, 2012 and 2011 provided on pages F-29 and F-30.  Please not the current presentation format does not comply with the disclosure requirements set forth in FASB ASC paragraph 932-235-50-5 as illustrated in the guidance provided in FASB ASC paragraph 932-235-50-2.  The disclosure under FASB ASC paragraph 932-235-50-5 requires that you present the changes in the total net quantities of your proved reserves by product type represented by the sum of your proved developed and proved undeveloped reserves, rather than providing such information separately for proved developed reserves and for proved undeveloped reserves.  Please revise your disclosure accordingly.

Securities and Exchange Commission

June 6, 2014

For additional guidance in complying with the presentation format, please refer to the example provided in FASB ASC 932-235-55-2 on page 21 at the following website address:

http://www.fasb.org/cs/BlobServer?blobcol=urldata&blobtable=MungoBlobs&blobkey=id&blobwhere=1175820075990&blobheader=application/pdf.

The referenced disclosure has been revised as requested.

Amendment No. 2 to Form 10-Q for the Quarterly Period Ended December 31, 2013

Comment 4:  We note the review report for your interim period financial statements as of and for the quarter ended December 31, 2013, filed with your recent amendment to the registration statement was dated May 9, 2014.  Please amend your Form 10-Q to include the most recent review report.

The review report filed with the referenced Form 10-Q contained the correct date.  The amendment to the registration statement has been corrected so that the included review report bears the date of the review report filed with the Form 10-Q for the nine-month period ended March 31, 2014.

Amendment No. 3 to Form 8-K

Exhibit 99.3

Note 4 — Supplemental Financial Information for Natural Gas and Oil Producing Activities (Unaudited), page 11

Comment 5:  We note in response to our prior comment 11 you now present total proved reserve quantities as of December 31, 2012 for the properties you acquired from Gastar, Navasota and Tauren.  Please also disclose proved developed reserves and proved undeveloped reserves for each of these acquired properties as required by FASB ASC 932-235-50-3 through 50-11B.

The referenced disclosure has been revised as requested.

Comment 6:  In addition, as previously requested, please present the standardized measure of discounted future cash flows for these acquisitions as of December 31, 2012 as we note you continue to present this information as of June 30, 2013.

The referenced disclosure has been revised as requested.

Securities and Exchange Commission

June 6, 2014

Exhibit 99.4

Comment 7:  As previously requested in our prior comment 16, please present pro forma reserve quantity information as of June 30, 2013.

The referenced disclosure has been revised as requested.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (469) 320-6041.

Sincerely,

/s/ David R. Earhart

David R. Earhart

cc:                    Jenifer Gallagher (Staff)

Brad Skinner (Staff)

John Hodgin (Staff)

Karina V. Dorin (Staff)

Laura Nicholson (Staff)

Jon S. Ross (Company)

Scott M. Pinsonnault (Company)